UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

17 Education & Technology Group Inc.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

81807M106**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 81807M106 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Select Market under the symbol “YQ”. Two ADSs represent five Class A ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sunwei Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Grenada

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 35,592,848 (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 35,592,848 (See Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 35,592,848 (See Item 4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.1% (See Item 4)
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 81807M106	SCHEDULE 13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Walden Investments Group Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 25,550,628 (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 25,550,628 (See Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,550,628 (See Item 4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.8% (See Item 4)
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 81807M106	SCHEDULE 13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jasmine City Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 25,550,628 (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 25,550,628 (See Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,550,628 (See Item 4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.8% (See Item 4)
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 81807M106	SCHEDULE 13G

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Success Tycoon Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 10,000,000 (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 10,000,000 (See Item 4)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 (See Item 4)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.3% (See Item 4)
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 81807M106	SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

17 Education & Technology Group Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

16/F, Block B, Wangjing Greenland Center, Chaoyang District, Beijing 100102, People’s Republic of China.

Item 2.

(a)	Name of Person Filing:

(1)	Sunwei Chen (“Mr. Chen”)

(2)	Walden Investments Group Limited (“Walden Investments”)

(3)	Jasmine City Limited (“Jasmine City”)

(4)	Success Tycoon Limited (“Success Tycoon”)

Mr. Chen, Walden Investments, Jasmine City and Success Tycoon (collectively, the “Filing Persons”) have entered into a Joint Filing Agreement, a copy of which is filed with this amendment to Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Filing Persons have agreed to file this amendment to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of Principal Business Office, or if none, Residence:

(1)	Mr. Chen: c/o 16/F, Shing Lee Commercial Building, 8 Wing Kut Street, Central, Hong Kong.

(2)	Walden Investments: 16/F, Shing Lee Commercial Building, 8 Wing Kut Street, Central, Hong Kong.

(3)	Jasmine City: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	Success Tycoon: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(c)	Citizenship:

(1)	Mr. Chen: Grenada

(2)	Walden Investments: British Virgin Islands

(3)	Jasmine City: British Virgin Islands

(4)	Success Tycoon: British Virgin Islands

(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.0001 per share, of the Issuer

(e)	CUSIP Number: 81807M106

CUSIP number 81807M106 has been assigned to the American depositary shares (“ADSs”) of the Issuer. Two ADSs represent five Class A ordinary shares of the Issuer.

CUSIP No. 81807M106	SCHEDULE 13G

Item 3.	If this statement is filed pursuant to Sections §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned		Percent of class(4)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of		Shared power to dispose or to direct the disposition of
Mr. Chen(1)	35,592,848	(1)	8.1%	35,592,848	(1)	0	35,592,848	(1)	0
Walden Investments(2)	25,550,628	(2)	5.8%	25,550,628	(2)	0	25,550,628	(2)	0
Jasmine City(2)	25,550,628	(2)	5.8%	25,550,628	(2)	0	25,550,628	(2)	0
Success Tycoon(3)	10,000,000	(3)	2.3%	10,000,000	(3)	0	10,000,000	(3)	0

Notes:

(1)

Represents (i) 25,325,628 Class A ordinary shares held by Walden Investments immediately prior to the completion of the initial public offering of the Issuer, (ii) 90,000 ADSs (representing 225,000 Class A ordinary shares) purchased on the open market on January 21, 2021 held by Walden Investments, (iii) 4,000,000 ADSs (representing 10,000,000 Class A ordinary shares) purchased on the open market and held by Success Tycoon, and (iv) 16,888 ADSs (representing 42,220 Class A ordinary shares) purchased on the open market between February 19 and February 24, 2021 held directly by Mr. Chen.

(2)

Represents (i) 25,325,628 Class A ordinary shares held by Walden Investments immediately prior to the completion of the initial public offering of the Issuer, and (ii) 90,000 ADSs (representing 225,000 Class A ordinary shares) purchased on the open market on January 21, 2021 held by Walden Investments. Walden Investments is wholly-owned by Jasmine City, a company wholly-owned by Mr. Chen.

(3)	Represents 4,000,000 ADSs (representing 10,000,000 Class A ordinary shares) purchased on the open market and held by Success Tycoon. Success Tycoon is a company wholly-owned by Mr. Chen.
(4)

This percentage is based on 438,169,355 Class A ordinary shares of the Issuer, calculated by deducting 58,453,168 Class B ordinary shares of the Issuer (as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on April 9, 2021) from the total number of ordinary shares of the Issuer (including both Class A ordinary shares and Class B ordinary shares) of 496,622,523 issued and outstanding as of September 30, 2021 (as reported in Exhibit 99.1 attached to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on January 18, 2022).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

CUSIP No. 81807M106	SCHEDULE 13G

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2022

Sunwei Chen

/s/ Sunwei Chen

Walden Investments Group Limited

By:	/s/ Sunwei Chen
Name: Sunwei Chen
Title: Director

Jasmine City Limited

By:	/s/ Sunwei Chen
Name: Sunwei Chen
Title: Director

Success Tycoon Limited

By:	/s/ Sunwei Chen
Name: Sunwei Chen
Title: Director

EXHIBITS INDEX

EXHIBIT NO.	EXHIBITS
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on January 29, 2021 by the Filing Persons with the Securities and Exchange Commission)